Notice to Oslo Stock Exchange




05005448

P.O.Box 423 Skøyen, N-0213 Oslo, Norwa
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref:
Rune Helland, VP Investor Relations, Tel: +47 22 54 44 11
Ole Kristian Lunde, Senior VP Corporate Communications, Tel: +47 22 54 44 31

Date: 10 January 2005

ORK – Orkla acquires controlling interest in Elkem

Orkla has today entered into agreements to acquire the Elkem shares owned by Folketrygdfondet, Storebrand Livsforsikring AS and DnB NOR Bank ASA, a total of 5,018,037 shares, at a price of NOK 235 per share. When the transaction has been completed, Orkla will own 24,655,035 shares, equivalent to 50.03 % of the shares and votes in Elkem. Orkla is therefore required to make a mandatory offer for all remaining Elkem shares and will do so subject to the approval of Orkla's Corporate Assembly at its meeting on 13 January.

Pursuant to the share purchase agreements, Orkla has the right to terminate the agreements by 14 January if the Corporate Assembly does not approve Orkla making a mandatory offer for all the remaining Elkem shares. The Corporate Assembly's decision will be announced immediately after a resolution has been passed.

In addition to the cash payment of NOK 235 per share, the share purchase agreements entitle the sellers to an additional payment if, in the period up to the end of March 2006, Orkla buys or sells Elkem shares and the weighted average price per share of such transactions exceeds NOK 235. In this case, Orkla will make an additional cash payment equivalent to the difference between the weighted average price and NOK 235. Transactions between companies in the Orkla Group or in connection with a possible mandatory purchase of Elkem shares will not be included in the calculation of the weighted average price.

This acquisition is based on both industrial and financial considerations. It will also change the relative strengths of Elkem shareholders.

Over time, Elkem has moved in a more specialised and less capital-intensive direction. The acquisition of a majority of the shares in Sapa is a central element of this strategy. Elkem is today a financially sound, well-run company that focuses mainly on speciality materials and products. This course of development accords with important areas of Orkla's strategy and

has gradually made it more natural for Orkla to regard Elkem as an industrial opportunity for the Orkla Group.

The acquisition is taking place on terms that are expected to create value for Orkla shareholders. A price of NOK 235 per share gives an EV/EBITA multiple of less than 10 and a P/E of less than 13, and will have a significant accretive effect on Orkla's profit. If Orkla acquires 100 % of Elkem, the Group's average cost will be approximately NOK 180 per share. If the other shareholders choose not to sell their shares to Orkla, the Group's average cost will be approximately NOK 125 per share. Even after paying for the remaining Elkem shares (approximately NOK 7 billion) Orkla will still have substantial financial resources for further expansion of the Group.

Orkla is changing the balance in the deadlocked situation that has existed between Elkem's major shareholders for some time. Regardless of Alcoa's response to the offer, Orkla believes that its acquisition of a majority position in Elkem presents possibilities that will all create more value than the current situation. Orkla stresses the importance of continuing the good partnership with Alcoa in Elkem Aluminium, where Alcoa owns 50 %.

As a consequence of these acquisitions, the present financial shareholding in Elkem will become part of Orkla's industrial area, and the financial portfolio will be reduced accordingly.

Orkla intends to further develop Elkem in the direction of continued emphasis on profitable growth, specialisation and market leadership. Orkla will regard Elkem and Borregaard as a business area named "Speciality Materials". This business area will account for operating revenues of approximately NOK 26 billion, compared with around NOK 30 billion for Orkla's total Branded Consumer Goods business. Elkem and Borregaard both possess a high level of expertise relating to the operation and development of specialised process industry and will reinforce each other through closer cooperation. The form and degree of such coordination will depend on whether Orkla achieves full ownership of Elkem. In any event, Orkla will build further on Elkem's management and organisation, which are considered to be strong.

Orkla's Branded Consumer Goods business will be developed with undiminished force and work is in progress on further expansion in this area.

In future, Orkla will focus on Branded Consumer Goods as well as on Speciality Materials and Financial Investments. Each area will be developed on its own terms, with management focus and concentration on selected core areas. At the same time, Orkla will continue to create value by utilising the Group's expertise and management across business areas. Elkem will contribute additional expertise to Orkla, especially in the field of production improvement and operations, while Orkla will bring to Elkem greater financial strength and expertise in the development and marketing of refined products.

Orkla considers the potential for further profitable development in the Speciality Materials area to be good, and will focus on exploiting it. Orkla will, as always, place emphasis on creating value for its shareholders. If, over time, it should prove that the company can create greater value through different solutions, the Group's structure will enable it to consider a spin-off of the Speciality Materials area later on.

Facts about Elkem:

- Operating revenues in 2003 NOK 18.5 billion, operating profit NOK 1.2 billion, 11,000 employees
- Elkem is one of Norway's large industrial companies and one of the world's leading producers of metals and materials.
- The Group supplies the construction, transport, engineering, packaging, aluminium, chemical and electronics industries.
- Its main products are aluminium, energy, silicon metals and speciality products such as ferrosilicon, carbon and microsilica.
- Elkem has production plants in more than 40 countries in Europe, North America, South America and Asia as well as several hydro-electric power plants and a comprehensive network of sales offices and agents.

The shareholding that is now being amalgamated (50.03 % of the shares) consists of the shares held by Orkla (39.85 %), Folketrygdfondet (7.88 %), Storebrand Livsforsikring (1.37 %) and DnB NOR Bank (0.93 %). Alcoa currently owns 46.54 % of the shares. The remaining shares are distributed between several smaller shareholders.